                                                                      EXHIBIT 12

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratios of earnings to fixed charges for the Company and its consolidated subsidiaries for each of the last five years.

        YEARS ENDED DECEMBER 31,
----------------------------------------
1996     1995     1994     1993     1992
----     ----     ----     ----     ----
 N/A(1)  .9x (2)  4.3x     2.7x     1.3x

     The following table sets forth the ratios of earnings to fixed charges for the Company and its consolidated subsidiaries for each of the last two first quarters

QUARTER ENDED MARCH 31,
------------------------
1997                1996
----                ----
2.7                 2.2

     For purposes of computing the ratios of earnings to fixed charges, earnings are determined by adding back fixed charges to earnings from continuing operations (including equity in net earnings of unconsolidated subsidiaries) before taxes on income and excluding undistributed earnings from less than 50% owned affiliates. Fixed charges consist of interest expense, amortization of debt issue costs and the interest portion of rent expense.

     The Company incurred restructuring charges, adjustments of assets held for sale and reengineering, severance and other related charges of $19.2 million, $92.6 million and $220.3 million in 1993, 1995 and 1996, respectively. Excluding such charges, the ratio of earnings to fixed charges for 1993, 1995 and 1996 would have been 3.2x, 2.8x and .5x, respectively.
---------------
(1) Not applicable as 1996 earnings were inadequate to cover fixed charges by $193.6 million.

(2) 1995 earnings were inadequate to cover fixed charges by $3.2 million.